Exhibit 99.1

Press release

WiLAN and Espial Enter Partnership

WiLAN to assist in licensing Espial’s patent portfolio

OTTAWA, Canada – February 13, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that Espial® Group Inc. ("Espial") (TSX: ESP), a leader in on-demand TV software, and WiLAN have entered into an agreement that will see WiLAN assist Espial in licensing certain of Espial’s patents related to video-over-IP technology.

“Espial is a pioneer in delivery and distribution of video-over-IP networks. We have invested significantly in innovation and developed a deep intellectual property portfolio,” said Jaison Dolvane, President & CEO, Espial. "We believe our patents are core to our products, which have been commercially deployed in many countries since the early 2000s, and are quite valuable to the advancement of the video-over-IP industry.”

Added Dolvane, “WiLAN’s proven track record makes WiLAN the right partner to lead the licensing of our patented technologies. We are excited for the opportunity to work with WiLAN.”

“We believe Espial has important patented inventions in the growing video-over-IP market,” said Jim Skippen, President & CEO, WiLAN. “This partnership brings together two companies with a breadth of experience developing and licensing digital TV technology and we will work to develop a licensing program beneficial to both companies.”

WiLAN’s subsidiary Gladios IP will assume day-to-day responsibility for developing programs aimed at licensing Espial’s patents. Under the terms of the agreement, Espial and WiLAN will share the net revenues generated. All other terms of the agreement are confidential.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

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Press release

About Espial

Espial is a leading supplier of digital TV and IPTV software and solutions to cable MSOs and telecommunications operators as well as consumer electronics manufacturers. Espial’s middleware, video-on-demand, and browser products power a diverse range of pay-TV and Internet TV business models. Over 10 million licenses of its patented software are in use across the world. Espial is headquartered in Ottawa, Canada and has offices in the United States, Europe, and Asia. Visit www.espial.com or contact via phone at +1 613 230 4770.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will see”, “will work”, “will share” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2011 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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